                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                              (AMENDMENT NO. ____)1

                           DIGITAL INSIGHT CORPORATION
                           ---------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   25385P 10 6
                                   -----------
                                 (CUSIP Number)

                                JEFFREY W. HODGES
                                  NFRONT, INC.
                             520 GUTHRIDGE COURT, NW
                                    SUITE 100
                               NORCROSS, GA 30092
                                 (770) 209-4460
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                NOVEMBER 21, 1999
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

         Note. Six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

-----------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1034 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25385P 10 6                            SCHEDULE 13D                                     Page 2 of 6 Pages

---------- ---------------------------------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           nFront, Inc.                                                       I.R.S. Identification No.:  58-2242756
---------- ---------------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (a)  [ ]1
                                                                                   (b)  [ ]2
           N/A
---------- ---------------------------------------------------------------------------------------------------------
  3        SEC USE ONLY
---------- ---------------------------------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*
           OO
---------- ---------------------------------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                        [ ]3
           N/A
---------- ---------------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           State of Georgia
--------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES BENE-                     7    SOLE VOTING POWER
FICIALLY OWNED BY EACH
REPORTING PERSON WITH                           N/A
                                         ---------------------------------------------------------------------------
                                           8    SHARED VOTING POWER
                                                5,545,290 (1)
                                         ---------------------------------------------------------------------------
                                           9    SOLE DISPOSITIVE POWER
                                                N/A
                                         ---------------------------------------------------------------------------
                                          10    SHARED DISPOSITIVE POWER
                                                N/A
---------- ---------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,545,290 (1)
---------- ---------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                              [ ]4
---------- ---------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           38%
---------- ---------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILING OUT!

(1) 5,545,290 shares of Digital Insight Corporation ("Digital Insight") Common Stock are subject to Stockholder Agreements entered into by nFront and certain stockholders of Digital Insight (discussed in Items 3 and 4 below). nFront expressly disclaims beneficial ownership of any of the shares of Digital Insight Common Stock covered by the Stockholder Agreements. Based on the number of shares of Digital Insight Common Stock outstanding as of November 1, 1999 (as represented by Digital Insight in the Merger Agreement discussed in Items 3 and
4), the number of shares of Digital Insight Common Stock indicated represents approximately 38% of the outstanding Digital Insight Common Stock.

                                  SCHEDULE 13D                Page 3 of 6 Pages

ITEM 1.           SECURITY AND ISSUER.

                  This statement on Schedule 13D (this "Statement") relates to the Common Stock, $.001 par value per share, ("Common Stock") of Digital Insight Corporation, a Delaware Corporation ("Digital Insight or "Issuer"). The principal executive offices of Digital Insight are located at 26025 Mureau Road, Calabasas, California 91302.

ITEM 2.           IDENTITY AND BACKGROUND.

                  The name of the corporation filing this Statement is nFront, Inc., a Georgia corporation ("nFront"). nFront provides a comprehensive, outsourced solution that enables small to mid-sized banks to offer their retail and commercial customers banking and financial services through the Internet. The address of nFront's principal business is 520 Guthridge Court, NW, Suite 100, Norcross, Georgia 30092. The address of nFront's executive offices is the same as the address of its principal business.

                  Set forth on Schedule A is the name of each of the directors and executive officers of nFront, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, as of the date hereof to nFront's knowledge.

                  Neither nFront, nor to nFront's knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e). To nFront's knowledge, except as set forth on Schedule A, each of the individuals identified is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

                  Pursuant to an Agreement and Plan of Merger and Reorganization dated as of November 21, 1999 ("the Merger Agreement"), among Digital Insight, Black Transitory Corporation, a Delaware corporation and wholly-owned subsidiary of Digital Insight ("Merger Sub") and nFront, and subject to the conditions set forth therein (including approval by shareholders of nFront and stockholders of Digital Insight), Merger Sub will merge with and into nFront and nFront will become a wholly-owned subsidiary of Digital Insight (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into nFront with nFront remaining as the surviving corporation (the "Surviving Corporation").

                  As an inducement for nFront to enter into the Merger Agreement and in consideration thereof, certain stockholders of Digital Insight (the "Stockholders") entered into individual stockholder agreements with nFront (collectively, the "Stockholder Agreements") whereby each stockholder agreed, severally and not jointly, to vote 73.2% of the shares of Digital Insight Common Stock beneficially owned by him in favor of approval and adoption of the Merger Agreement and approval of the Merger and certain related matters. nFront did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Stockholder Agreements.

                  References to, and descriptions of, the Merger, the Merger Agreement and the Stockholder Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholder Agreements, respectively, included as Exhibits to the Form 8-K filed by nFront on November 24, 1999.

                                 SCHEDULE 13D                  Page 4 of 6 Pages

ITEM 4.           PURPOSE OF TRANSACTION.

                  (a) Other than as a result of the Merger described in Item 3 above, not applicable.

                  (b) As described in Item 3 above, this Statement related to the Merger of Merger Sub, a wholly-owned subsidiary of Digital Insight, with and into nFront in a statutory merger pursuant to the applicable provisions of Georgia law and Delaware law. At the effective time of the Merger, the separate existence of Merger Sub will cease and nFront will continue as the Surviving Corporation and as a wholly-owned subsidiary of Digital Insight. Each holder of outstanding nFront Common Stock will receive, in exchange for each share of nFront Common Stock held by such holder, 0.579 shares of Digital Insight Common Stock. Digital Insight will assume each outstanding option to purchase nFront Common Stock under nFront's stock option plans.

                  Pursuant to the Stockholder Agreements, the Stockholders have irrevocably appointed nFront as their lawful attorney and proxy. Such proxy gives nFront the limited right to vote each of the 5,545,290 shares (including options exercisable within 60 days of November 21, 1999), which constitutes 73.2% of the 7,575,533 shares of Digital Insight Common Stock beneficially owned by the Stockholders, in all matters related to the Merger. In exercising its right to vote the shares as lawful attorney and proxy of the Stockholders, nFront (or any nominee of nFront) will be limited, at every Digital Insight stockholders meeting and every written consent in lieu of such a meeting, to vote the shares in favor of approval and adoption of the Merger Agreement, in favor of approval of the Merger and in favor of each matter that could reasonably be expected to facilitate the Merger. The Stockholders may vote the shares on all other matters. The Stockholder Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (ii) such date and time as the Merger Agreement shall have been terminated pursuant to Article VII thereof.

                  The purpose of the transactions under the Stockholder Agreements are to enable nFront and Digital Insight to consummate the transactions contemplated under the Merger Agreement.

                  (c) Not applicable.

                  (d) It is anticipated that upon consummation of the Merger, two of nFront's directors will be appointed as directors of Digital Insight. After such appointments the number of Digital Insight directors will be seven.

                  (e) Other than as a result of the Merger described in Item 3 above, not applicable.

                  (f) Not applicable.

                  (g) Not applicable.

                  (h) Not applicable.

                  (i) Not applicable.

                  (j) Other than described above, nFront currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although nFront reserves the right to develop such plans).

                  References to, and descriptions of, the Merger Agreement and the Stockholder Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholder Agreements, respectively, included as Exhibits to the Form 8-K filed by nFront on November 24, 1999.

                               SCHEDULE 13D                    Page 5 of 6 Pages


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) - (b) As a result of the Stockholder Agreements, nFront may be deemed to be the beneficial owner of at least 5,545,290 shares of Digital Insight Common Stock. Such Digital Insight Common Stock constitutes approximately 38% of the issued and outstanding shares of Digital Insight Common Stock based on the number of shares of Digital Insight Common Stock outstanding as of November 1, 1999 (as represented by Digital Insight in the Merger Agreement discussed in Items 3 and 4). nFront may be deemed to have the shared power to vote the shares with respect to those matters described above. However, nFront (i) is not entitled to any rights as a shareholder of Digital Insight as to the shares and (ii) disclaims any beneficial ownership of the shares of Digital Insight Common Stock which are covered by the Stockholder Agreements.

                  To nFront's knowledge, no person listed on Schedule A has an ownership interest in Digital Insight.

                  Set forth on Schedule B are the names of those stockholders of Digital Insight that have entered into a Stockholder Agreement with nFront, and their present principal occupation or employment, including their name, principal business and address of any corporation or other organization in which such employment is conducted, to nFront's knowledge.

                  (c) To nFront's knowledge, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

                  (d) To nFront's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of nFront reported on herein.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Other than the Merger Agreement and the exhibits thereto, including the Stockholder Agreements and the Shareholder Agreements, to the knowledge of nFront, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of nFront, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Not applicable.

                                   SCHEDULE 13D               Page 6 of 6 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 2, 1999                   nFront, Inc.


                                   By:      /s/ Brady L. Rackley III
                                      -----------------------------------------
                                            Brady L. "Tripp" Rackley III
                                            Chairman of the Board of Directors
                                            and Chief Executive Officer

                                   SCHEDULE A

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of nFront. Except as indicated below, the business address of each such person is 520 Guthridge Court, NW, Suite 100, Norcross, Georgia 30092.

----------------------------------------------------- ----------------------------------------------------------------
NAME AND TITLE                                        PRESENT PRINCIPAL OCCUPATION
----------------------------------------------------- ----------------------------------------------------------------
Brady L. "Tripp" Rackley III                          Chief Executive Officer and Chairman of the Board of nFront
Chairman of the Board of Directors
----------------------------------------------------- ----------------------------------------------------------------
Robert L. Campbell                                    President, Chief Operating Officer and Director of nFront
President, Chief Operating Office and Director
----------------------------------------------------- ----------------------------------------------------------------
Jeffrey W. Hodges                                     Chief Financial Officer and Secretary of nFront
Chief Financial Officer and Secretary
----------------------------------------------------- ----------------------------------------------------------------
Brady L. Rackley                                      Chairman,  President  and  Chief  Executive  Officer,  LeapFrog
Director                                              Technologies, Inc.
----------------------------------------------------- ----------------------------------------------------------------
Thomas E. Greene III                                  Chairman, Liberty Street Capital Corporation
Director
----------------------------------------------------- ----------------------------------------------------------------
Charles D. Moseley, Jr.                               Member,  MKFJ-IV,  LLC,  the  general  partner of  Noro-Moseley
Director                                              Partners IV, L.P.
----------------------------------------------------- ----------------------------------------------------------------
William H. Scott III                                  President, ITC Holding Co.
Director
----------------------------------------------------- ----------------------------------------------------------------
James A. Verbrugge                                    Professor of Finance and Chairman of the  Department of Banking
Director                                              and Finance, University of Georgia
----------------------------------------------------- ----------------------------------------------------------------
Vincent R. Brennan                                    Senior Vice President - Sales of nFront
Senior Vice President - Sales
----------------------------------------------------- ----------------------------------------------------------------
Steven S. Neel                                        Senior Vice President - Operations of nFront
Senior Vice President - Operations
----------------------------------------------------- ----------------------------------------------------------------



                                   SCHEDULE B

         The following table sets forth the name of each Digital Insight stockholder that entered into a stockholder agreement with nFront and the number of shares of Digital Insight Common Stock owned by each such stockholder. Except as indicated below, the business address of each such person is 26025 Mureau Road, Calabasas, California 91302.

---------------------------------------------------------------------------------------------
             STOCKHOLDER AGREEMENT STOCKHOLDER           SHARES BENEFICIALLY OWNED
---------------------------------------------------------------------------------------------
John Dorman                                                           155,000
---------------------------------------------------------------------------------------------
Nassir J. Kazeminy and affiliated entities                          1,986,413
---------------------------------------------------------------------------------------------
HarbourVest Partners V - Direct Fund, L.P.                          1,542,250
---------------------------------------------------------------------------------------------
Paul Fiore                                                            757,000
---------------------------------------------------------------------------------------------
Daniel Jacoby                                                         759,217
---------------------------------------------------------------------------------------------
Menlo Ventures and affiliated entities                              2,375,653
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
TOTAL                                                               7,575,533
---------------------------------------------------------------------------------------------